SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2019

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

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the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

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the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

PREVIEW OF OPERATIONAL RESULTS
4Q18

FOR IMMEDIATE RELEASE - São Paulo, January 17, 2019 – Gafisa S.A. (B3: GFSA3; OTC: GFASY), one of Brazil’s leading homebuilders focused on the upper-middle and high-income segments, announced today its operational results for the fourth quarter of 2018. The operational results are preliminary and subject to review by the auditors.

OPERATIONAL RESULTS

Table 1 -  Operational Performance (R$ 000)

	4Q18	3Q18	Q/Q (%)	4Q17	Q/Q (%)	12M18	12M17	Y/Y (%)
Launches	118,936	71,144	67.18%	90,113	31.99%	728,670	553,954	31.54%
Gross Sales	153,406	188,125	-18.46%	216,988	-29.30%	1,040,848	1,131,823	-8.04%
Cancellations	-58,401	-51,661	13.05%	-95,407	-38.79%	-227,677	-411,658	-44.69%
Net Pre-Sales	95,005	136,464	-30.38%	121,851	-22.03%	813,172	720,164	12.91%
Speed of Sales (SoS)	7.20%	9.40%	-2.2 pp	7.40%	-0.2 pp	39.90%	32.00%	7.9 pp
Delivered PSV	263,254	346,009	-23.92%	41,171	539.42%	910,255	861,325	5.68%

Launches

In 4Q18, the Company launched the project Scena Tatuapé, with total PSV of R$118.9 million, which added to other launches in 2018 totaled R$728.7 million, 31.5% higher than the total volume launched in 2017. In 4Q18, we also estimated the launch of other three projects with approximate PSV of R$320 million, but we decided to postpone them to 2019. One of these projects was located in an oversupplied region; and other two projects, as they are located in regions which have not reached a suitable development level yet, this would compromise the launch’s assertiveness.

Table 2 - Launches (R$ 000)

Project	City	Period	PSV
Upside Pinheiros	São Paulo/SP	1Q18	138,715
Upside Paraíso	São Paulo/SP	2Q18	147,949
Belvedere Lorian	Osasco/SP	2Q18	165,130
MOOV Belém	São Paulo/SP	2Q18	86,797
Vision Pinheiros	São Paulo/SP	3Q18	71,144
Scena Tatuapé	São Paulo/SP	4Q18	118,936
TOTAL			728,671

Sales

Gross sales totaled R$153.4 million in 4Q18, down 18.5% q-o-q and 29.3% y-o-y. 4Q18 was a period of reviewing and adjusting processes. Sales prices and certain commercial conditions were reassessed, aiming at preserving margin and profitability. As an example, we increased the down payment percentage paid by the client, which in a first step slowed down the speed of sales in the quarter, but in the long run, this will ensure healthier sales and lesser dissolutions.

In full year, gross sales totaled R$1.04 billion in 2018 compared to R$1.13 billion in the same period of prior year.

Dissolutions came to R$58.4 million in 4Q18, down 38.8% y-o-y, even with a significantly higher volume of projects delivered compared to 2017. Dissolutions performance in FY 2018 came to R$227.7 million, reflecting a consistent downward trend (-44.7% p.a.). Average monthly dissolutions decreased from R$34.3 million in 2017 to R$19 million in 2018.

Net pre-sales totaled R$95 million in 4Q18. In FY 2018, net pre-sales amounted to R$813.2 million, 12.9% higher than in 2017.

Sales Over Supply (SoS)

SoS was 7.2% in 4Q18, in line with 4Q17. SoS in the last 12 months reached 40%, 8 p.p higher than in 4Q17, driven by inventory sales and launches good performance. The project Upside Pinheiros, launched in 1Q18 was the positive highlight with 100% sales.

Inventory (Property for Sale)

Inventory at market value reached R$1.225 billion in 4Q18, down 7.1% q-o-q. Such reduction is due to sales in the period, sales prices adjustment in the quarter, aiming at pricing inventory units at real market value.

Table 3 -  Inventory at Market Value 4Q18 x 3Q18 (R$ 000)

	Inventories 3Q18	Launches	Dissolutions	Gross Sales	Adjustments¹	Inventories 4Q18	Q/Q(%)
São Paulo	1,091,812	118,936	46,269	(142,234)	(80,770)	1,034,013	-5.3%
Rio de Janeiro	176,596	-	11,567	(7,253)	(37,747)	143,163	-18.9%
Other Markets	50,290	-	564	(3,919)	954	47,890	-4.8%
Total	1,318,698	118,936	58,401	(153,406)	(117,563)	1,225,066	-7.1%

¹ Adjustments reflect the updates related to the project scope, launch date and pricing update in the period.

Inventory sales good performance reduced inventory turnover from 25 months in 4Q17 to 18 months at the end of 2018.

We point out that from R$460.6 million finished units, approximately 76% are residential units, which should contribute to upholding the current level of inventory turnover and the monetization of these assets over the upcoming months.

The residential properties are more liquid than commercial properties. Currently, from the total inventory, 80% are residential units located in the State of São Paulo, where we will continue to concentrate new launches and expect to see a positive impact from the market’s recovery.

Table 4 – Inventory at Market Value – Financial Progress – POC - (R$ 000)

	Not Initiated	Up to 30% built	30% to 70% built	More than 70% built	Finished Units	Total 4Q18
São Paulo	181,745	75,514	365,287	127,304	284,164	1,034,013
Rio de Janeiro	-	-	-	-	143,163	143,163
Other Markets	-	-	14,647	-	33,243	47,890
Total	181,745	75,514	379,934	127,304	460,570	1,225,066

Table 5 - Inventory at Market Value – Commercial x Residential Breakdown - (R$ 000)

GFSA Inventory %	Residential	Commercial	Total
São Paulo	976,647	57,366	1,034,013
Rio de Janeiro	41,255	101,908	143,163
Other Markets	47,890	-	47,890
Total	1,065,792	159,274	1,225,066

Delivered Projects and Transfer

Only in 4Q18, the Company delivered four projects totaling 549 units, whose sum of Gafisa’s interest PSVs reached the amount of R$263.3 million, five times higher than the R$41.1 million seen in 4Q17. Currently, Gafisa manages the construction of 15 projects, and four projects will start works in 2019.

Table 6 – Deliveries

Project	Delivery Date	Launch Date	Location	% Share	Units 100%	PSV % R$000
Mood Lapa	May/18	Aug/15	Rio de Janeiro/RJ	100%	153	87,775
Smart Vila Madalena	Jun/18	Oct/15	São Paulo/SP	100%	230	82,190
Vision Paulista	Jun/18	Apr/15	São Paulo/SP	100%	200	88,151
Barra Viva 2 – Torre Felicidade	Jun/18	Sep/15	São Paulo/SP	50%	221	21,462
Barra Viva 1 – Torre Alegria	Jun/18	Aug/16	São Paulo/SP	50%	221	21,414
Vision Capote Valente	Jul/18	Nov/15	São Paulo/SP	100%	151	97,414
Bosque Marajoara	Aug/18	Jun/15	São Paulo/SP	100%	339	164,691
Smart Santa Cecília	Sep/18	Oct/15	São Paulo/SP	100%	290	83,904
Scena Alto da Lapa	Oct/18	Oct/15	São Paulo/SP	100%	42	52,119
Alphamall	Nov/18	Sep/15	Rio de Janeiro/RJ	100%	53	24,272
Hermann Jr	Dec/18	Oct/15	São Paulo/SP	100%	22	111,343
Barra Vista	Dec/18	Dec/16	São Paulo/SP	50%	432	75,520
Total 4Q18					549	263,254
Total 2018					2,354	910,255

PSV transferred in 4Q18 totaled R$82.4 million, up 10% y-o-y, boosted by higher PSV of projects delivered in the annual comparison. In FY 2018, PSV transferred came to R$321.3 million, 27.2% lower than in 2017. Such reduction is due to the fact that nearly 71% of PSV delivered in the quarter occurred in December (Hermann Jr and Barra Vista), with transfer foreseen in the first quarter of 2019.

Table 7 –  Transfer and Delivery - (R$ 000)

	4Q18	3Q18	Q/Q (%)	4Q17	Y/Y (%)	12M18	12M17	Y/Y (%)
PSV Transferred ¹	82.400	93.027	-11,42%	74.824	10,13%	321.262	441.217	-27,19%
Delivered Projects	4	3	33,33%	1	300,00%	12	9	33,33%
Delivery Units	549	780	-29,62%	293	87,37%	2.354	2.182	7,88%
Delivered PSV²	263.254	346.009	-23,92%	41.171	539,42%	910.255	861.325	5,68%

¹ PS transferred refers to the potential sales value of the units transferred to financial institutions;

² PSV = Potential sales value of delivered units.

IR Contacts Ana Maria Loureiro Recart Fernanda Nogueira Guilherme Pessini Telephone: +55 11 3025-9242/9474 Email: ri@gafisa.com.br IR Website: www.gafisa.com.br/ri

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of Gafisa. These are merely projections and, as such, are based exclusively on the expectations of management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors; therefore, they are subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 17, 2019

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer